April 16, 2021

VIA EDGAR

Christina DiAngelo-Fettig

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Touchstone Funds Group Trust (the “Trust”)

File Nos. 333-254054

Registration Statement on Form N-14/A

Dear Ms. DiAngelo-Fettig,

On behalf of the Trust, we submit this letter in response to comments received by email on April 15, 2021, from Christina DiAngelo-Fettig of the accounting staff (the “Accounting Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Pre-Effective Amendment No. 1 (“PEA No.1”) to the Trust’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of each Acquiring Fund, each a series of the Trust, as set forth in the table below, in connection with the reorganization of each Target Fund into the respective Acquiring Fund, as set forth below (each, a “Reorganization”). The Registration Statement was filed with the SEC on March 9, 2021 (Accession No.: 0001398344-21-006100) and PEA No.1 was filed with the SEC on April 15, 2021 (Accession No.: 0001398344-21-008084).

Target Fund	Acquiring Fund
AIG Focused Dividend Strategy Fund, a series of SunAmerica Series, Inc.	Touchstone Dividend Equity Fund
AIG Focused Growth Fund, a series of SunAmerica Specialty Series	Touchstone Sands Capital Select Growth Fund
AIG Select Dividend Growth Fund, a series of SunAmerica Series, Inc.	Touchstone Dividend Equity Fund

AIG Senior Floating Rate Fund, a series of SunAmerica Senior Floating Rate Fund, Inc.	Touchstone Credit Opportunities Fund
AIG U.S. Government Securities Fund, a series of SunAmerica Income Funds	Touchstone Active Bond Fund

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Accounting Staff’s comments.

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

General Comments

Comment 1: With respect to the “Summary: Reorganization of AIG Focused Dividend Strategy Fund into Touchstone Dividend Equity Fund,” please remove the performance information of the AIG Select Dividend Growth Fund, as it is now irrelevant for shareholders.

Response: The Trust has made the requested change.

Comment 2: With respect to the “Summary: Reorganization of AIG Select Dividend Growth Fund into Touchstone Dividend Equity Fund,” please include the performance information of the AIG Focused Dividend Strategy Fund on or around pages 38-40 since it will be the accounting survivor.

Response: The Trust has made the requested change.

Comment 3: With respect to the Pro Forma Capitalization table, please confirm whether the information should be recalculated, as the accounting survivor is now the AIG Focused Dividend Strategy Fund and the pro forma net asset values should be those of the Focused Dividend Strategy Fund.

Response: The Trust agrees that the Pro Forma Capitalization table should be recalculated. The Trust has updated the table, which will be reflected in the Trust’s definitive filing pursuant to Rule 497.

* * * * *

K&L Gates LLP

State Street Financial Center One Lincoln Street Boston MA 02111

T +1 617 261 3100 F +1 617 261 3175 klgates.com

The Trust, on behalf of the Acquiring Funds, intends to file a definitive Joint Proxy Statement/Prospectus pursuant to Rule 497 of Regulation C that will reflect the above responses to the Accounting Staff’s comments. If you have any questions, please contact me at (617) 951-9053 or Clair E. Pagnano at (617) 261-3246.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc: Meredyth Whitford-Schultz, Esq.

Counsel to the Trust

Clair E. Pagnano, Esq.

Partner, K&L Gates LLP

K&L Gates LLP

State Street Financial Center One Lincoln Street Boston MA 02111

T +1 617 261 3100 F +1 617 261 3175 klgates.com

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